UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 15, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 15, 2016, regarding the appointment of Aysem Ertopuz to management.

Istanbul, November 15, 2016

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Ayşem Ertopuz has been appointed as the Senior Vice President of Digital Services and Solutions.

Ayşem Ertopuz joined Turkcell in January 2016 as Strategic Planning Director. She started her career at Arçelik A.Ş., where she had served as Quality System Engineer between 1993-1997. She started to work in Arthur Andersen in 1997 as Strategic Consultancy Services Manager. Joining Cisco’s EMEA Region Organization in 2001 in Belgium, Ayşem Ertopuz took managerial roles in several functions including Strategic Planning, Business Intelligence, Operations and Global Customer Management. She served as the manager of Business Intelligence Group within Cisco’s New York based Global Sales Strategy and Planning organization between 2006 and 2015, focusing on the fields of Service Providers sector, market and competition dynamics, business strategy and performance, utilization of digital services in new business models. Ayşem Ertopuz graduated from Middle East Technical University Industrial Engineering Department and received her MBA degree from New York University, Stern School of Business.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 15, 2016	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 15, 2016	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President